UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: August 14, 2026

Commission File Number: 001-33414

Denison Mines Corp.
 (Name of registrant)

1100-40 University Avenue
Toronto Ontario
 M5J 1T1 Canada

 (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENISON MINES CORP.

/s/ Amanda Willett
Date: August 14, 2026	Amanda Willett
Vice President Legal and Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit Number	Description

99.1	Interim Consolidated Financial Statements for the three and six month periods ended June 30, 2026
99.2	Management's Discussion and Analysis for the three and six months ended June 30, 2026
99.3	Form 51-102F2 Certification of Interim Filings - CEO
99.4	Form 51-102F2 Certification of Interim Filings - CFO
99.5	Press release dated August 12, 2026

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